 Form 6-K

________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 1-32575

________________________________

Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

________________________________

England and Wales
(Jurisdiction of incorporation or organization)

________________________________

Shell Centre
London, SE1 7NA
United Kingdom
Tel: 0442079341234
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Notification and Public Disclosure of Transactions by Persons Discharging Managerial Responsibilities in Accordance With the Requirements of the eu and uk Market Abuse Regimes

January 6, 2022

Royal Dutch Shell plc (the “Company”) announces that on January 4 2022, Zoe Yujnovich, a Person Discharging Managerial Responsibilities (“PDMR”), acquired shares through participation in the Company’s Global Employee Share Purchase Plan (“GESPP” or the “Plan”) in 2021. Her contributions to GESPP prior to becoming a PDMR on October 25, 2021, were automatically used to purchase shares in accordance with the Rules of the Plan. Details of the number of shares and price are set out below.

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Zoe
Last Name(s)	Yujnovich
2. Reason for the notification
Position/status	Upstream Director
Initial notification/amendments	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	A Ordinary shares
Identification Code	GB00B03MLX29
Nature of the transaction	Purchase of shares
Currency	EURO
Price	€12.38
Volume	444
Total	€5,496.72
Aggregated information Volume Price Total	444 €12.38 €5,496.72
Date of transaction	January 4, 2022
Place of transaction	Amsterdam

Anthony Clarke
Deputy Company Secretary

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statements on Form S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813, 333-228137 and 333-254139).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: January 7, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary